Filed pursuant to Rule 424(b)(3)
Registration Statement File No. 333-125669

PROSPECTUS SUPPLEMENT DATED NOVEMBER 14, 2007
TO
PROSPECTUS DATED MAY 2, 2006
as amended by Post-Effective Amendment No. 2 dated April 2, 2007 and as supplemented on August 14, 2007

INTEGRAL VISION, INC.

This prospectus supplement should be read in conjunction with our prospectus dated May 2, 2006, as amended by Post-Effective Amendment No. 2 dated April 2, 2007 and as supplemented on August 14, 2007, in particular the “Risk Factors” beginning on page 5 of the prospectus.

This prospectus supplement includes the attached Quarterly Report on Form 10-QSB of Integral Vision, Inc. that was filed with the Securities and Exchange Commission on November 14, 2007.

United States Securities And Exchange Commission
Washington, D.C. 20549

FORM 10-QSB

☒	Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the quarterly period ended September 30, 2007.

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from __________ to __________.

Commission File Number 0-12728

INTEGRAL VISION, INC.
(Exact Name registrant as specified in its charter)

Michigan	38-2191935
(State or other jurisdiction of incorporation or	(IRS Employer Identification Number)
organization)

49113 Wixom Tech Drive
Wixom, Michigan	48393
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (248) 668-9230

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ✓     NO__

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES __     NO ✓

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). YES __     NO ✓

The number of shares outstanding on each of the issuer's classes of common stock, as of the latest practicable date: As of November 12, 2007:

Common Stock, No Par Value, Stated Value $.20 Per Share – 29,566,409

Transitional Small Business Format (check one): YES __     NO ✓

INTEGRAL VISION, INC.

FORM 10-QSB Report
September 30, 2007

TABLE OF CONTENTS

PART I.	FINANCIAL INFORMATION

Item 1.	Financial Statements (unaudited)
	Condensed Balance Sheets (unaudited)
	as of September 30, 2007 and December 31, 2006	3-4

	Condensed Statements of Operations (unaudited)
	for the three months and the nine months ended
	September 30, 2007 and 2006	5-6

	Statement of Stockholders’ Deficit (unaudited)
	for the nine months ended September 30, 2007 and 2006	7

	Condensed Statements of Cash Flows (unaudited)
	for the nine months ended September 30, 2007 and 2006	8

	Notes to Condensed Financial Statements (unaudited)	9

Item 2.	Management’s Discussion and Analysis of
	Financial Condition and Results of Operations	17

Item 3.	Controls and Procedures	23

PART II.	OTHER INFORMATION

Item 6.	Exhibits	24

	Signatures	25

INTEGRAL VISION, INC.
Condensed Balance Sheets

	September 30,	December 31,
	2007	2006
	(Unaudited)
	(in thousands)

Assets

Current assets:
Cash	$19	$57
Accounts receivable	373	21
Inventories - Note B	622	381
Other current assets	125	119
Total current assets	1,139	578

Property and equipment:
Building Improvements	4	4
Production and engineering equipment	234	203
Furniture and fixtures	80	80
Computer equipment	189	188
Marketing/demonstration equipment	161	161

	668	636
Less accumulated depreciation	(420)	(369)
Net property and equipment	248	267

Other assets - net of accumulated amortization of $1,492,000
($1,483,000 for 2006)	33	36
	$1,420	$881

See notes to condensed financial statements.

     INTEGRAL VISION, INC.
Condensed Balance Sheets – Continued

	September 30,	December 31,
	2007	2006
	(Unaudited)
	(in thousands)

Liabilities and Stockholders' Deficit:

Current liabilities:
Notes payable	$2,942	$350
Accounts payable	115	170
Accrued compensation and related costs	313	308
Accrued interest	135	17
Other accrued liabilities	73	78
Deferred revenue for product sales	526	-
Total current liabilities	4,104	923

Long-term debt	-	378
Total liabilities	4,104	1,301

Stockholders' deficit:
Preferred stock, 400,000 shares authorized; none issued	-	-
Common stock, without par value, stated value $.20
per share; 50,000,000 shares authorized; 29,566,409 shares issued
and outstanding (29,491,409 in 2006)	5,913	5,898
Additional paid-in capital	39,358	39,296
Accumulated deficit	(47,955)	(45,614)
Total stockholders’ deficit	(2,684)	(420)
	$1,420	$881

See notes to condensed financial statements.

INTEGRAL VISION, INC.
Condensed Statements of Operations

	Three Months Ended September 30,
	2007	2006
	(Unaudited)
Revenue:	(In thousands, except per share data)
Net product sales	$118	$283
Net revenue from product development agreements	33	70
Total revenues (See Note-B)	151	353
Costs of sales:
Costs of sales for products	63	225
Cost of sales for product development agreements	42	69
Depreciation and amortization	4	4
Total costs of sales	109	298
Gross margin	42	55

Other costs and expenses:
Marketing	146	173
General and administrative - net	321	289
Engineering and development - net	261	254
Total other costs and expenses	728	716
Operating loss	(686)	(661)
Other income (deductions)	16	2
Interest income	-	6
Interest expense	(57)	(8)
Net loss	$(727)	$(661)

Basic and diluted loss per share:
Net loss	$(0.02)	$(0.02)

Weighted average number of shares of common stock and
common stock equivalents, where applicable	29,551	29,491

See notes to condensed financial statements.

     INTEGRAL VISION, INC.
Condensed Statements of Operations

	Nine Months Ended September 30,
	2007	2006
	(Unaudited)
	(In thousands, except per share data)
Revenue:
Net product sales	$528	$588
Net revenue from product development agreements	33	172
Total revenues (See Note-B)	561	760
Costs of sales:
Costs of sales for products	400	430
Cost of sales for product development agreements	42	165
Depreciation and amortization	13	48
Total costs of sales	455	643
Gross margin	106	117

Other costs and expenses:
Marketing	458	500
General and administrative - net	1,000	956
Engineering and development - net	841	911
Total other costs and expenses	2,299	2,367
Operating loss	(2,193)	(2,250)
Other income	21	12
Interest income	-	41
Interest expense	(169)	(23)
Net loss	$(2,341)	$(2,220)

Basic and diluted loss per share:
Net loss	$(0.08)	$(0.08)

Weighted average number of shares of common stock and common stock equivalents, where applicable	29,523	29,491

See notes to condensed financial statements.

INTEGRAL VISION, INC.
Statement of Stockholders' Deficit
(Unaudited)

	Common Stock
	Number of
	Shares		Additional Paid-	Accumulated
	Outstanding	Amount	In Capital	Deficit	Total
	(in thousands, except number of common shares outstanding)

Balance at January 1, 2007	29,491,409	$5,898	$39,296	$(45,614)	$(420)
Issuance of 75,000 shares of common stock from exercise of options	75,000	15	(7)		8
Issuance of warrants for purchase of 335,545 shares of common stock for settlement of interest on Class 2 Notes (see Note C)			21		21
Net loss for the period				(2,341)	(2,341)
Share based compensation			48		48

Balance at September 30, 2007	29,566,409	$5,913	$39,358	$(47,955)	$(2,684)

See notes to condensed financial statements.

INTEGRAL VISION, INC.
Condensed Statements of Cash Flows

	Nine Months Ended September 30,
	2007	2006
	(Unaudited)
	(in thousands)
Cash Flows From Operating Activities
Net loss	$(2,341)	$(2,220)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	51	32
Amortization	8	44
Warrants issued in settlement of interest	21	-
Share-based compensation	48	138
Changes in operating assets and liabilities which porvided
(used) cash:
Accounts receivable	(352)	(101)
Inventories	(241)	(150)
Prepaid and other	(6)	(5)
Accounts payable and other current liabilities	63	90
Deferred revenue	526	-
Net Cash Used In Operating Activities	(2,223)	(2,172)

Cash Flows From Investing Activities
Purchase of property and equipment	(32)	(49)
Additional Patents	(5)	(8)
Net Cash Used In Investing Activities	(37)	(57)

Cash Flows From Financing Activities
Proceeds from sale of Class 2 Notes - Net	2,214	-
Proceeds from exercise of stock options	8	-
Net Cash Provided By Financing Activities	2,222	-
Decrease in Cash	(38)	(2,229)
Cash at Beginning of Period	57	2,501
Cash at End of Period	$19	$272

Supplemental cash flows disclosure:
Interest paid	$30	$30
Reclassification of inventory to property and equipment	$-	$153

See notes to condensed financial statements.

Notes to Condensed Financial Statements - Integral Vision, Inc.

The condensed financial statements in this report have been prepared by Integral Vision, Inc. without audit, pursuant to the rules of the Securities and Exchange Commission for quarterly reports on Form 10-QSB and do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for annual financial statements. These statements should be read in conjunction with the financial statements and notes for the year ended December 31, 2006, included in our Form 10-KSB filed with the Securities and Exchange Commission on March 19, 2007.

In the opinion of management, information included in this report reflects all adjustments, consisting only of normal, recurring adjustments, necessary for fair presentation of results for these interim periods.

The results of operations for the three month and nine month periods ended September 30, 2007 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2007.

Note A – Nature of Business

Integral Vision, Inc. develops, manufactures, and markets flat panel display inspection systems to ensure product quality in the display manufacturing process. We primarily inspect Microdisplays and small flat panel displays, though the technology used is scalable to allow inspection of full screen displays and components. Our customers and potential customers are primarily large companies with significant investment in the manufacture of displays. Nearly all of our sales originate in the United States, Asia, or Europe. Our products are generally sold as capital goods. Depending on the application, display inspection systems have an indefinite life and are more likely to require replacement due to possible technological obsolescence than from physical wear.

In 2006, we began activity associated with a product development agreement where we are compensated for a portion of our development costs for a certain best efforts product development. We may not be able to find future opportunities like this, but remain open to such development agreements where they facilitate the Company’s strategic goals.

Note B – Significant Accounting Policies

Use of Estimates

The preparation of condensed financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

Inventories are stated at the lower of first-in, first-out (“FIFO”) cost or market. Cost is computed using currently adjusted standards which approximates actual costs on a FIFO basis. We assess the recoverability of all inventory to determine whether adjustments for impairment are required. At September 30, 2007 and December 31, 2006, inventories consisted of the following amounts (net of obsolescence reserves of $79,000 at September 30, 2007 and $79,000 at December 31, 2006):

	30-Sep-07	31-Dec-06
	(in thousands)
Raw materials	$243	$214
Work in process	70	167
Finished goods	309	-
	$622	$381

Management periodically performs an analysis of our inventory to determine if its cost exceeds estimated net realizable value.

Deferred Revenue

Deferred revenue represents amounts periodically invoiced for sales orders in excess of amounts recognized as revenues. At September 30, 2007 there was deferred revenue for product sales of $525,298. At December 31, 2006 there was no deferred revenue.

Revenue Recognition

We recognize revenue in accordance with SOP 97-2, Software Revenue Recognition, Staff Accounting Bulletin No. 101 (“SAB 101”), and Staff Accounting Bulletin No. 104 (“SAB 104”) Revenue Recognition in Financial Statements. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

We account for certain product sales of our flat panel display inspection systems as multiple-element arrangements. If specific customer acceptance requirements are met, the Company recognizes revenue for a portion of the total contract price due and billable upon shipment, with the remainder recognized when it becomes due (generally upon acceptance). We recognize all other product sales with customer acceptance provisions upon final customer acceptance. We recognize revenue from the sale of spare parts upon shipment. Revenue from service contracts is recognized over the life of the contract. Revenue is reported net of sales commissions of $2,108 and $10,907 for the three month and nine month periods ended September 30, 2007 and $5,700 and $22,474 for the three month and nine month periods ended September 30, 2006.

Revenue is also derived through business agreements for product development. We conduct specified product development projects related to one of our principal technology specializations for an agreed-upon fee. Typically the agreements require a “best efforts” with no specified performance criteria. Revenue from product development agreements, where there are no specific performance terms, are recognized in amounts equal to the amounts expended on the programs. Generally, the agreed-upon fees for product development agreements contemplate reimbursing us, after its agreed-upon cost share, if any, for costs considered associated with project activities including expenses for direct product development and research, operating, general and administrative expenses and depreciation. Accordingly, expenses related to product development agreements are recorded as cost of revenues from product development agreements.

Allocations of General and Administrative Costs and Engineering Costs

We allocate a portion of general and administrative expense and a portion of engineering expense to cost of sales from product development agreements based on a percentage of direct labor costs. These allocations are limited to the amount of revenues, after direct expenses, under the applicable agreements.

The following is a summary of the allocations made for the three-month and nine-month periods ended September 30, 2007 and 2006:

	Three Months		Nine Months
	2007	2006	2007	2006
	(in thousands)		(in thousands)
Gross G&A Expense	$321	$304	$1,008	$986
Less allocation to cost of sales from product development agreements	-	$(15)	-	$(30)
Less allocation to inventory for product development agreements	-	$-	$(8)	-
Remaining G&A Expense	$321	$289	$1,000	$956

	Three Months		Nine Months
	2007	2006	2007	2006
	(in thousands)		(in thousands)
Gross Engineering Expense	$261	$305	$861	$1,031
Less allocation to cost of sales from product development agreements	-	$(51)	-	$(120)
Less allocation to inventory for product development agreements	-	$-	$(20)	-
Remaining Engineering Expense	$261	$254	$841	$911

Share-Based Compensation

We account for our share based compensation plans according to the provisions of SFAS 123R. Accordingly, compensation costs attributable to stock options or similar equity instruments granted are measured at the fair value at the grant date, and expensed over the expected vesting period. SFAS 123R requires excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid.

Reclassifications

Certain amounts have been reclassified in prior periods presentations to conform to the current period’s presentation.

Recently Issued Accounting Standards

On September 15, 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides for enhanced guidance for using fair value to measure assests and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. SFAS No. 157 is applicable under other accounting pronouncements that either require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for the Company’s financial statements issued for fiscal periods beginning January 1, 2008. Integral Vision is in the process of analyzing the implications of SFAS No. 157.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of SFAS No. 159 on our financial position and results of operations.

Note C – Long-Term Debt and Other Financing Arrangements

The Board of Directors at their February 28, 2007 meeting authorized the issuance of up to $2,000,000 of Class 2 Notes. Effective July 23, 2007 the Board of Directors authorized an increase of $500,000 of Class 2 Notes. At their August 8, 2007 meeting the Board of Directors authorized an increase of $122,000 of Class 2 Notes. Effective October 12, 2007 the Board of Directors authorized an increase of $500,000 of Class 2 Notes. At their November 7, 2007 meeting the Board of Directors authorized an increase of $500,000 of Class 2 Notes. These increases allow a total of $3,622,000 of Class 2 Notes to be outstanding. From November 2006 through September 30, 2007, we have issued $2,564,000 of Class 2 Notes to fund operations leaving a balance of $1,058,000 of Class 2 Notes available to be issued in future periods. See Liquidity and Capital Resources in the Management’s Discussion and Analysis of Financial Results of Operations for anticipated usage of the available Class 2 Notes.

Class 2 notes have been issued primarily to related parties. The issued Notes have a maturity date of December 14, 2007. See Note H – Going Concern in the Notes to Condensed Financial Statements for activity associated with the maturity date of the Notes. See Note I – Subsequent Events in the Notes to Condensed Financial Statements for recent activity associated with the issuance of Class 2 Notes.

The terms of the class 2 Note and Warrant Purchase agreement have been amended at various dates during 2007 to reflect the following:

I)	(a) Extend the maturity date to July 31, 2007 and (b) grant the holders of Class 2 Notes the right to participate in future equity financings up to the face amount of their respective Notes.

II)	(a) Extend the maturity date to October 15, 2007 and (b) issue warrants accrued on Class 2 Notes through July 30, 2007 if requested. The number of warrants requested by and issued to the Class 2 Note Holders was 335,545. The value of the warrants issued was $21,118 as determined by the Black-Scholes option-pricing model.

III)	Class 2 Note Holders may elect to receive accrued Class 2 warrants at the time they amend their notes and once each quarter.

IV)	Extend the maturity date to December 14, 2007.

The Class 2 Notes are working capital notes and are secured by accounts receivable, inventory, and intellectual property. The purchasers of Class 2 Notes receive 10% interest and the option to receive either warrants for the purchase of our common stock when the Note is repaid or an additional interest at the annual rate of 2% for the period such Notes were outstanding. Class 2 Warrants entitle the holder to purchase one share of common stock for each $1 in value of the Class 2 Note multiplied by a fraction, the numerator of which is the number of days such Class 2 Note is outstanding and the denominator of which is 365, at a specific price which shall be approximately 150% of the recent fair value of our common stock as agreed by the parties as of the date of issuance of the corresponding Class 2 Note or such other price as the Board of Directors shall determine is appropriate based on the circumstances at the time. The Board of Directors has approved a $1.60 strike price for the warrants. As of September 30, 2007, the note holders had earned 761,733 un-issued warrants.

As of September 30, 2007, we had $378,000 in outstanding Class 3 Notes payable that are convertible into our common stock at $1.00 per share. The Notes are due April 1, 2008, and interest is paid semi-annually at 8%. The Class 3 Notes are secured by our intellectual property.

A summary of our debt obligations is as follows:

	September 30 2007	December 31 2006
	(in thousands)

Long Term Debt:
Class 3 Notes	$-	$378
Less Original Issue Discount (OID)	-	-
Net Long Term Debt	$-	$378

Short Term Debt:
Class 2 Notes	$2,564	$350
Class 3 Notes	378	-
Other Short Term Debt	-	-
Total Short Term Debt	$2,942	$350

Note D – Loss per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	(unaudited)		(unaudited)
	(in thousands, except per share data)		(in thousands, except per share data)
Numerator for basic and diluted loss per share – loss
available to common stockholders
Net loss	$(727)	$(661)	$(2,341)	$(2,220)
*there was no effect of dilutive securities—see below

Denominator for basic and diluted loss per
share – weighted average shares	29,551	29,491	29,523	29,491
*there was no effect of dilutive securities—see below

BASIC AND DILUTED LOSS PER SHARE:
Net loss	$(0.02)	$(0.02)	$(0.08)	$(0.08)

Warrants and options outstanding were not included in the computation of diluted earnings per share because the inclusion of these instruments would have an antidilutive effect. For additional disclosures regarding stock options see Note F – Share Based Compensation.

Note E – Income Taxes

On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109 (“SFAS 109”). There was no impact on our financial statements upon adoption. Because of our historical significant net operating losses, we have not been subject to income tax since 1995. There were no unrecognized tax benefits during all the periods presented.

We classify all interest and penalties as income tax expense. We did not have any accrued interest and penalties related to uncertain tax positions as of September 30, 2007.

We file income tax returns in the United States federal jurisdiction and various state jurisdictions. The tax years 2003 through 2006 remain open to examination by taxing jurisdictions to which we are subject. As of September 30, 2007, we did not have any tax examinations in process.

We maintain deferred tax assets that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These deferred tax assets include net operating loss carry forwards and credit carry forwards. The net deferred tax asset has been fully offset by a valuation allowance because of our history of losses.

Note F – Share-Based Compensation

We currently have two active stock option plans, the 1999 and the 2004 stock option plans ( the “Plans”) which provide for options that may be granted to eligible employees, officers and directors of Integral Vision. We reserved 1,500,000 shares for future issuance under the Plans. As of September 30, 2007, there remained 99,000 shares which can be issued under the Plans.

The purpose of the Plans generally is to retain and attract persons of appropriate education, experience and ability to serve as our employees, to encourage a sense of proprietorship of such persons, and to stimulate an active interest in our development and financial success.

The Plans are administered by the Compensation Committee of the Board of Directors (the “Committee”). The Committee determines which eligible employees will receive awards, the timing and manner of the grant of such option awards, the exercise price of the stock options (which may not be less than market value on the date of grant) and the number of shares. We may at any time amend or terminate the Plans, however no amendment that would impair the rights of any participant with respect to outstanding grants can be made without the participant’s prior consent.

We granted 475,000 options to employees during the three months and nine months ended September 30, 2007. No options were granted during the three months ended September 30, 2006, 210,000 options were granted to employees during the nine months ended September 30, 2006

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model with the assumptions noted in the following table. The fair value of all awards is amortized on a straight line basis over the requisite service periods. The expected life of all awards granted represents the period of time that they are expected to be outstanding. The expected life is determined using historical and other information available at the time of grant. Expected volatilities are based on historical volatility of our common stock, and other factors. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. We use historical data to estimate pre-vesting option forfeitures.

	September 30
	2007	2006
	(in thousands)
Expected Life (in years)	6.0	6.4
Expected volatility	75.15%	101.6%
Risk-free interest rate	4.35%	3.68%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

A summary of option activity under all plans for the nine months ended September 30, 2007, and 2006 follows:

	2007		2006
		Weighted		Weighted
		Average		Average
	Shares	Exercise Price	Shares	Exercise Price
		(number of shares in thousands)
Outstanding at January 1	1,309	$0.95	1,114	$0.97
Granted	475	0.36	210	1.50
Exercised	(75)	0.10	0	0.00
Expired	(213)	1.53	(15)	6.25
Outstanding at September 30 ($.10 to $1.71 per share)	1,496	$0.71	1,309	$1.00

Exercisable ($.10 to $1.71 per share)	846	$0.80	1,099	$0.90

A summary of the status of our nonvested shares as of September 30, 2007, and changes during the nine months ended September 30, 2007, is presented below:

		Weighted
		Average Grant-
		Date Fair
		Value Exercise
	Shares	Price
Nonvested at January 1, 2007	210,000	$0.60
Granted	475,000	0.36
Forfeited	(35,000)	0.60
Vested	0	0.00

Nonvested at September 30, 2007	650,000	$0.42

The following table summarizes share-based compensation expense for the three months and nine months ended September 30, 2007 and 2006 related to share-based awards under SFAS No. 123R as recorded in the statement of operations in the following expense categories:

	Three Months		Nine Months
	2007	2006	2007	2006
	(in thousands)		(in thousands)
Marketing	$7	$12	$17	$27
Engineering and Development	(14)	32	12	76
General and Administrative	7	14	19	35
Total share based compensation expense	$-	$58	$48	$138

As of September 30, 2007, we had $158,632 of unrecognized expense related to un-vested share-based compensation which will be recognized ratably as compensation expense over the remaining vesting period from October 1, 2007 through September, 2008.

Additional information regarding the range of exercise prices and weighted average remaining life of options outstanding at September 30, 2007 follows:

		Weighted
Range of	Number	Average	Number
Exercise Prices	Outstanding	Remaining Life	Exercisable
	(number of shares in thousands)
$.10 to $.60	1,009	7.8	359
$1.03 to $1.71	487	5.5	487
$.10 to $1.71	1,496	7.1	846

A summary of the outstanding warrants, options, and shares available upon the conversion of debt at September 30, 2007 is as follows:

	Weighted		Weighted
	Average		Average
	Exercise	Number	Remaining	Number
	Price	Outstanding	Life	Exercisable
		(number of shares in thousands)
Warrants	$1.60	3,500	2.53	3,500
Class 2 Note	$1.31	657	2.68	657
Class 3 Notes	$1.00	378	0.50	378
1995 Employee Stock	$0.54	312	3.33	312
1999 Employee Stock	$0.28	205	4.78	205
2004 Employee Stock	$0.85	979	8.77	329
	$1.31	6,031	3.55	5,381

Note G – Contingencies

Product Warranties

We provide standard warranty coverage for most of our products, generally for one year from the date of customer acceptance. We record a liability for estimated warranty claims based on historical claims and other factors. Management reviews these estimates on a regular basis and adjusts the warranty reserves as actual experience differs from historical estimates or other information becomes available. This warranty liability primarily includes the anticipated cost of materials, labor and travel, and shipping necessary to repair and service the equipment.

The following table illustrates the changes in our warranty liability for the nine months ended September 30, 2007 and 2006:

	Amount	Amount
	2007	2006
	(in thousands)
Balance as of January 1	$49	$80
(Charges)/credits to expense	16	-
Utilization/payment	(1)	(3)
Balance as of March 31	$64	$77
(Charges)/credits to expense	(1)	5
Utilization/payment	(2)	(7)
Balance as of June 30	$61	$75

(Charges)/credits to expense	(4)	12
Utilization/payment	-	(7)
Balance as of September 30	$57	$80

Note H – Going Concern Matters

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, we incurred losses from operations in the nine months ended September 30, 2007 and 2006 of $2,341,000 and $2,220,000, respectively. Further, during the years 2006 and 2005 we incurred losses of $3.0 million and $2.7 million, respectively. The continuing losses raise substantial doubt about our ability to continue operating as a going concern.

We are currently working with a number of large customers who are using our technologies to evaluate their microdisplay production or are evaluating our technology for the inspection of LCD displays and components. We expect that additional sales orders will be placed by these customers in the last quarter of 2007 and throughout 2008 provided that markets for these products continue to grow and the customers continue to have interest in our technology-assisted inspection systems. Ultimately, our ability to continue as a going concern will be dependent on these large companies getting their emerging display technology products into high volume production and placing sales orders with us for inspection products to support that production. However, there can be no assurance that we will be succesful in securing sales orders sufficient to continue operating as a going concern.

From November 2006 through September 30, 2007, we have used $2,564,000 of Class 2 Notes to fund operations. All of these Notes mature December 14, 2007. We are in ongoing discussions with the existing Class 2 Note holders and expect the maturity date will be extended, however there can be no assurance that will happen.

For further information regarding our obligations, see Note C – Long Term Debt and Other Financing Arrangements and Note I – Subsequent Events in the Notes to Condensed Financial Statements.

See Liquidity and Capital Resources in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for anticipated usage of remaining authorized Class 2 Notes.

The condensed financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Note I – Subsequent Events

During the month of October 2007 we made arrangements with the Class 2 Note holders to amend our existing Class 2 Note and Warrant Purchase Agreement. The amendment provides for an increase of $500,000 to the limit for the outstanding notes and the extension of the October 15, 2007 maturity date to December 14, 2007.

In October 2007 we issued $200,000 of Class 2 Notes to related parties.

In November 2007 the Board of Directors authorized a $500,000 increase to the limit for outstanding Class 2 Notes.

For further information on Class 2 Notes see Note C – Long Term Debt and Other Financing Arrangements and Note H – Going Concern in the Notes to Consolidated Financial Statements.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Forward - Looking Statements

This Quarterly Report on Form 10-QSB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties. Generally, the words “anticipate”, “expect”, “intend”, “believe” and similar expressions identify forward-looking statements. The information included in this Form 10-QSB is as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements.

Overview

Integral Vision, Inc., a Michigan corporation (or the "Company"), was incorporated in 1978. We develop, manufacture and market flat panel display inspection systems to ensure product quality in the display manufacturing process. We primarily inspect microdisplays and small flat panel displays, though the technology used is scalable to allow inspection of full screen displays and components. Our products primarily use machine vision to evaluate operating displays for cosmetic and functional defects, but can also provide electrical testing if required for a given application. Our customers and potential customers are primarily large companies with significant investment in the manufacture of displays. Nearly all of our sales originate in the United States, Asia, or Europe. Our products are generally sold as capital goods. Depending on the application, display inspection systems have an indefinite life and are more likely to require replacement due to possible technological obsolescence than from physical wear.

Automated inspection has become a necessity for manufacturers who need to continually improve production efficiency to meet the increasing demand for high quality products. Our automatic inspection systems can inspect parts at a lower cycle time and with greater repeatability than is possible with human inspectors. While we have several large companies as customers, these customers are working with new microdisplay technologies. Our success will be substantially dependant on these customers getting their emerging display technologies into high volume production.

Products

SharpEye – Our SharpEye product provides Flat Panel Display (FPD) inspection for reflective, emissive and transmissive display technologies. SharpEye is designed for the detection of functional and cosmetic defects in LCOS, OLED, MEMS, 3LCD/HTPS, LCD and other emerging display technologies. These technologies are applied to consumer products such as camcorders, rear projection TVs, computer monitors, digital still cameras, HDTV, projectors, video headsets and video telephones. The core technology of SharpEye inspection algorithms is the ability to quantize data to the level of a single display pixel. SharpEye can be configured for production inspection or for display evaluation in a laboratory based on the equipment configuration selected.

LumenEye – Our LumenEye product provides an “out of the box” solution designed for a low skill level user to setup and acguire images from an FPD panel. It is targeted at manufacturers of FPD products who need to inspect for inherent Image Retention (Image Sticking) defects in their displays prior to shipment. The software provided with LumenEye will perform an evaluation of the panel based on the acquired images to VESA 305-2 specification. Integral Vision can also provide the customer unique Image Retention analysis as part of its software offering. Custom panel evaluation software is also available to meet the FPD manufacturer customer test pattern requirements.

ChromaSee – Our ChromaSee product provides luminance, color matching and defect inspections for FPD displays. Defect detection includes functional (e.g. failed pixels, icons) and cosmetic (e.g. scratches) defects. ChromaSee integrates with production equipment to allow inline or offline testing. A configuration interface (Task Sequencer) uses a familiar “Tree View” representation of the inspection sequence flow. For deployment into production, the operator’s interface provides essential views of results, images and statistics for production floor personnel.

Lifetime Tester – Our Lifetime Tester product evaluates changes in display luminance, color and other performance characteristics over time. The Lifetime Tester facilitates the process of comparing different display manufacturing processes and formulas by evaluating large numbers of samples side by side to determine their life characteristics. This allows design and process engineers to efficiently evaluate the effectiveness of proposed design and process changes off line prior to implementation.

IVSee – Our IVSee provides FPD inspection for applications which still require manual handling. IVSee is designed for the detection of functional and cosmetic defects in LCOS, OLED, MEMS, 3LCD/HTPS, LCD and other emerging display technologies. IVSee is configured to be integrated into existing manual inspection stations allowing them to receive the benefits of computer aided optical inspection without the need to modify the manufacturing process to automate handling of the display. The operator’s interface provides essential views of results, images, and statistics for production floor personnel.

Results of Operations

Three Months Ended September 30, 2007 Compared with Three Months Ended September 30, 2006 Net revenues decreased $202,000

(57.3%) to $151,000 in the third quarter of 2007 from $353,000 in the third quarter of 2006. The decrease in net revenue was primarily attributable to a decrease of $166,000 in revenue from sales of our flat panel display inspection products in the third quarter of 2007 compared to $280,000 in sales from that product line in the comparable 2006 quarter. Additionally, the third quarter of 2007 included $33,000 of revenue from product development agreements; there was $70,000 of such revenues in the third quarter of 2006.

In the three months ended September 30, 2007 we shipped approximately $349,000 which was not recognized in the period’s revenue because final acceptance had not been received from the customer.

Costs of sales decreased $189,000 (63.4%) to $109,000 (72.2% of sales) in the third quarter of 2007 compared to $298,000 (84.4% of sales) in the third quarter of 2006. This was primarily due to a decrease in material costs of $162,000 as a result of the lower sales of flat panel display inspection products in the 2007 period. Additionally, the third quarter of 2007 included $42,000 of costs related to product development agreements while there was $69,000 of costs in 2006.

Marketing costs decreased $27,000 (15.6%) to $146,000 in the third quarter of 2007 compared to $173,000 in the third quarter of 2006. This was attributable to decreases in trade show activity, travel and promotion costs.

General and administrative costs increased $32,000 (11.1%) to $321,000 in the third quarter of 2007 compared to $289,000 in the third quarter of 2006. We were not required to allocate any general and administrative costs to inventory or cost of goods sold for product development agreements in the third quarter of 2007. We did allocate $15,000 of general and administrative costs to cost of sales for product development agreements for the third quarter of 2006. (For more information on the allocation of certain general and administrative costs to cost of goods sold see Note B to the financial statements.) Without this allocation, general and administrative costs would have been $304,000 for 2006. The 2007 increase in general and administrative expenses over 2006 is a result of increased professional fees.

Engineering and development expenditures increased $7,000 (2.7%) to $261,000 in the third quarter of 2007 compared to $254,000 in the third quarter of 2006. In the third quarter of 2006, $51,000 of engineering cost was allocated to costs of sales for product development agreements. We were not required to allocate any engineering and development costs for the third quarter of 2007. (For more information on the allocation of certain engineering costs to cost of goods sold see Note B to the financial statements.) Without this allocation, gross engineering costs would have decreased by $44,000 (14.4%) over the third quarter of 2006. This decrease is primarily attributable to a reduction in staffing and related costs.

Other income for the three months ended September 30, 2007 increased by $14,000 compared to the three months ended September 30, 2006 primairly as result of an increase in royalty income.

Interest expense increased $49,000 to $57,000 in the third quarter of 2007 compared to $8,000 in the third quarter of 2006. The increase is primarily attributable to the issuance of Class 2 Notes through the third quarter of 2007.

Nine Months Ended September 30, 2007 Compared with Nine Months Ended September 30, 2006

Net revenues for the nine months ended September 30, 2007 were $561,000 of which $528,000 was flat panel display inspection products and $33,000 was from product development agreements. Our net revenues for the nine months ended September 30, 2006 were $760,000, of which $588,000 was flat panel display inspection products and $172,000 was from product development agreements.

Cost of sales for the nine months ended September 30, 2007 was $455,000 which included costs for our flat panel display products of $413,000 and costs of $42,000 for product development agreements. Cost of sales for the nine months ended September 30, 2006 was $643,000 which included costs for our flat panel display products of $478,000 and costs of $165,000 for product development agreements.

Marketing costs decreased $42,000 (8.4%) to $458,000 in 2007 compared to $500,000 in 2006. This was attributable to a decrease in trade show activity, travel and promotion costs.

General and administrative costs increased $44,000 (4.6%) to $1,000,000 in 2007 compared to $956,000 in 2006. General and administrative costs of $8,000 were allocated to inventory for product development agreements in 2007 while costs of $30,000 were allocated to cost of sales product development agreements for 2006. (For more information on the allocation of certain general and administrative costs to inventory and cost of goods sold, see Note B to the financial statements.) Without this allocation, general and administrative costs would have increased $22,000 resulting from increased professional fees. Expense allocated to G&A for amortization of share based compensation as required by SFAS 123R was approximately $19,000 for 2007 and approximately $35,000 for 2006.

Engineering and development expenditures decreased $70,000 (7.7%) to $841,000 in 2007 compared to $911,000 in 2006. Engineering costs of $20,000 were allocated to inventory for product development agreements in 2007 while costs of $120,000 were allocated to costs of sales product development agreements for 2006. (For more information on the allocation of certain engineering cost to inventory and cost of goods sold, see Note B to the financial statements.) Without this allocation, engineering costs would have been $861,000 for 2007 and $1,031,000 for 2006. The decrease of $170,000 was primarily a result of staff reductions and related benefit costs. Expense allocated to engineering and development for amortization of share based compensation as required by SFAS 123R was approximately $12,000 for 2007 and approximately $76,000 for 2006.

Other income increased $ 9,000 to $21,000 in 2007 compared to $12,000 in 2006 which is a result of an increase in royalty income.

Interest expense increased $146,000 to $169,000 in 2007 compared to $23,000 in 2006. The increase is primarily attributable to the issuance of additional Class 2 Notes in 2007. For more information on these notes refer to Note C of the financial statements.

Liquidity and Capital Resources

Operating activities for the nine months ended September 30, 2007, used cash of approximately $2,223,000 primarily due to the Company’s loss from operations of $2,341,000 and increases in accounts receivable and inventories off-set by an increase in deferred revenue.

Our investing activities included the purchase of approximately $32,000 of equipment and $5,000 for patents in the nine months ended September 30, 2007.

Our financing activities included proceeds of $2,275,000 from the issuance of Class 2 Notes. We paid $61,000 of principal on Class 2 Notes. We paid $30,000 of interest on Class 3 Notes.

Long-term debt, which became a current liability in the first quarter of 2007, consisted of $378,000 of convertible Class 3 Notes at a conversion price of $1.00. Interest on these Notes is paid semi-annually at a stated rate of 8.0% . The Class 3 Notes mature in April 2008.

From November 2006 through September 30, 2007, we have used $2,564,000 of Class 2 Notes to fund operations leaving $1,058,000 of Class 2 Notes available to be issued in future periods. We expect $558,000 of the available Class 2 Notes to be funded during the fourth quarter of 2007 and the first quarter of 2008. We anticipate needing $1,500,000 in addition to the remaining $500,000 of authorized Class 2 Notes to fund operations for the balance of the first quarter through the fourth quarter of 2008. We are in the process of reviewing various alternatives to raise this funding with potential investors. We are expecting to secure these funds in the first quarter of 2008, however, there can be no assurance that this will be accomplished.

See Note C – Long Term Debt and Other Financing Arrangements in the Notes to Condensed Financial Statements for activity associated with the amount of Class 2 Notes authorized by the Board of Directors.

See Note H – Going Concern in the Notes to Condensed Financial Statements for activity associated with the maturity date of the issued Class 2 Notes.

We also have an estimated $220,000 potentially owed to a certain regulatory agency as of September 30, 2007.

Management’s Discussion of Critical Accounting Policies

Our condensed financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accounting policies discussed below are considered by management to be the most important to an understanding of our financial statements, because their application places the most significant demands on management's judgment and estimates about the effect of matters that are inherently uncertain. Our assumptions and estimates were based on the facts and circumstances known at September 30, 2007; future events rarely develop exactly as forecast, and the best estimates routinely require adjustment. These policies are also described in Note B of the Notes to Condensed Financial Statements included in this Quarterly Form 10-QSB.

Revenue Recognition

We recognize revenue in accordance with SOP 97-2, Software Revenue Recognition and Staff Accounting Bulletin No. 101 (“SAB 101”), Revenue Recognition in Financial Statements. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

We account for certain product sales of its flat panel display inspection systems as multiple-element arrangements. If specific customer acceptance requirements are met, we recognize revenue for a portion of the total contract price due and billable upon shipment, with the remainder recognized when it becomes due (generally upon acceptance). We recognize all other product sales with customer acceptance provisions upon final customer acceptance. We recognize revenue from the sale of spare parts upon shipment. Revenue from service contracts is recognized over the life of the contract. Revenue is reported net of sales commissions.

Revenue is also derived through business agreements for product development. We conduct specified product development projects related to one of its principal technology specializations for an agreed-upon fee. Typically the agreements require a “best efforts” with no specified performance criteria. Revenue from product development agreements, where there are no specific performance terms, are recognized in amounts equal to the amounts expended on the programs. Generally, the agreed-upon fees for product development agreements contemplate reimbursing us, after its agreed-upon cost share, if any, for costs considered associated with project activities including expenses for direct product development and research, operating, general and administrative expenses and depreciation. Accordingly, expenses related to product development agreements are recorded as cost of revenues from product development agreements.

Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost determined on a first-in, first-out basis, or market. Inventories are recorded net of allowances for unsalable or obsolete raw materials, work-in-process and finished goods. We evaluate on a quarterly basis the status of our inventory to ensure the amount recorded in our financial statements reflects the lower of our cost or the value we expect to receive when we sell the inventory. This estimate is based on several factors, including the condition and salability of our inventory and the forecasted demand for the particular products incorporating these components. Based on current backlog and expected orders, we forecast the upcoming usage of current stock. We record reserves for obsolete and slow-moving parts ranging from 0% for active parts with sufficient forecasted demand up to 100% for excess parts with insufficient demand or obsolete parts. Amounts in work-in-process and finished goods inventory typically relate to firm orders and, therefore, are not subject to obsolescence risk.

Impairment of Long-lived Assets

We review our long-lived assets, including property, equipment and intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset.

Share Based Compensation

We account for our share based compensation plans according to the provisions of SFAS 123-R. Accordingly, compensation costs attributable to stock options or similar equity instruments granted are measured at the fair value at the grant date, and expensed over the expected vesting period.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The fair value of all awards is amortized on a straight line basis over the requisite service periods. The expected life of all awards granted represents the period of time that they are expected to be outstanding. The expected life is determined using historical and other information available at the time of grant. Expected volatilities are based on historical volatility of our common stock, and other factors. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. We use historical data to estimate pre-vesting option forfeitures.

Contingencies and Litigation

We make an assessment of the probability of an adverse judgment resulting from current and threatened litigation. We accrue the cost of an adverse judgment if, in management’s estimation, an adverse settlement is probable and management can reasonably estimate the ultimate cost of such litigation. We have made no such accruals as of September 30, 2007.

Off Balance Sheet Arrangements

None.

Item 3. Controls and Procedures

a)	Evaluation of disclosure controls and procedures - Our chief executive officer and chief financial officer have each reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rules 13a-15(e) and 15(d)- 15(e)) as of the end of the period covered by this quarterly report. Based on that evaluation, our chief executive officer and chief financial officer have each concluded that our current disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized, and reported, in each case, within the time period specified by the SEC’s rules and regulations.

b)	Changes in internal controls - There have not been any significant changes in our internal controls or in other factors that have materially affected, or are reasonably likely to materially affect, these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weakness, and therefore no corrective actions were taken.

PART II. OTHER INFORMATION

Item 6. Exhibits

Exhibit

Number Description of Document

3.1	Articles of Incorporation, as amended (filed as Exhibit 3.1 to the registrant's Form 10-K for the year ended December 31, 1995, SEC file 0-12728, and incorporated herein by reference).

3.2	Bylaws of the Registrant, as amended (filed as Exhibit 3.2 to the registrant's Form 10-K for the year ended December 31, 1994, SEC file 0-12728, and incorporated herein by reference).

4.1	Form of Fourth Amended Note and Warrant Purchase Agreement including Form of Integral Vision, Inc. Class 3 Note (filed as Exhibit 4.8 to registrant’s Form 10-K for the year ended December 31, 2003, SEC file 0-12728, and incorporated herein by reference).

4.2	Form of Consent to Modifications dated November 14, 2006 modifying the terms of the Fourth Amended Note and Warrant Purchase Agreement including Form of Integral Vision, Inc. Class 2 Warrant (filed as Exhibit 4.9 to registrant’s Form 10-Q for the quarter ended September 30, 2006, SEC file 0-12728, and incorporated herein by reference).

4.3	Form of Amendment to Class 2 Note dated March 5, 2007 modifying the terms of the Class 2 Notes issued under the Fourth Amended Note and Warrant Purchase Agreement.

4.4	Form of Amendment to Class 2 Note dated May 18, 2007 modifying the terms of the Class 2 Notes issued under the Fourth Amended Note and Warrant Purchase Agreement.

4.5	Form of Consent to Modifications dated August 13, 2007 modifying the terms of the Fourth Amended Note and Warrant Purchase Agreement.

4.6	Form of Amendment to Class 2 Note dated October 10, 2007 modifying the terms of the Class 2 Notes issued under the Fourth Amended Note and Warrant Purchase Agreement.

4.7	Form of Consent to Modifications dated October 10, 2007 modifying the terms of the Fourth Amended Note and Warrant Purchase Agreement.

10.1	Incentive Stock Option Plan of the Registrant as amended (filed as Exhibit 10.4 to the registrant’s Form S-1 Registration Statement effective July 2, 1985, SEC File 2-98085, and incorporated herein by reference).

10.2	Second Incentive Stock Option Plan (filed as Exhibit 10.2 to the registrant's Form 10-K for the year ended December 31, 1992, SEC File 0-12728, and incorporated herein by reference).

10.3	Non-qualified Stock Option Plan (filed as Exhibit 10.3 to the registrant's Form 10-K for the year ended December 31, 1992, SEC File 0-12728, and incorporated herein by reference).

10.4	Amendment to Integral Vision, Inc. Incentive Stock Option Plan dated May 10, 1993 (filed as Exhibit 10.3 to the registrant's Form 10-K for the year ended December 31, 1993, SEC File 0-12728, and incorporated herein by reference).

10.5	Integral Vision, Inc. Employee Stock Option Plan (filed as Exhibit 10.5 to the registrant's Form 10-Q for the quarter ended September 30, 1995, SEC file 0-12728, and incorporated herein by reference).

10.6	Form of Confidentiality and Non-Compete Agreement Between the Registrant and its Employees (filed as Exhibit 10.4 to the registrant's Form 10-K for the year ended December 31, 1992, SEC File 0-12728, and incorporated herein by reference).

10.7	Integral Vision, Inc. 1999 Employee Stock Option Plan (filed as exhibit 10.5 to the registrant’s Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference).

10.8	Integral Vision, Inc. 2004 Employee Stock Option Plan (filed as exhibit 10.11 to the registrant’s Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference).

16	Letter regarding change in certifying accountant (filed as Exhibit 16 to registrant’s Form 10-K for the year ended December 31, 2002, SEC file 0-12728, and incorporated herein by reference).

31.1	Certification of Chief Executive Officer of periodic report pursuant to Rule 13a-15(e) or Rule 15d- 15(e).

31.2	Certification of Chief Financial Officer of periodic report pursuant to Rule 13a-15(e) or Rule 15d- 15(e).

32.1	Certification by Chief Executive Officer of Periodic Report Pursuant to 18 U.S.C. Section 1350.

32.2	Certification by Chief Financial Officer of Periodic Report Pursuant to 18 U.S.C. Section 1350.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEGRAL VISION, INC.

Dated: November 14, 2007	By:	/s/ Charles J. Drake
Charles J. Drake
Chairman of the Board and
Chief Executive Officer

Dated: November 14, 2007	By:	/s/ Mark R. Doede
Mark R. Doede
President, Chief Operating Officer
and Chief Financial Officer

EXHIBIT 4.3

INTEGRAL VISION, INC.
10% Secured Working Capital Class 2 Note

Notes Number ____

March 5, 2007 Amendments (to be attached to original notes)

Original Note : dated	Payee: _________, in the amount of $

The maturity dates for the above referenced notes are hereby extended to July 31, 2007.

The above referenced note holders currently have an interest in a portion of the future payments expected by Integral Vision, Inc. (“Integral”) from the orders as follows:

(“The Previous Orders”). The above referenced note holders waive their security interest in such payments and hereby direct that such payments due them pursuant to The Previous Orders be retained by Integral for Integral’s general corporate purposes.

Any other payments due the above referenced note holders pursuant to the original terms of said notes are now to be shared on an undivided basis with all other Class 2 Note holders for notes which are currently outstanding or are to be issued in the aggregate amount of (up to) $ 1,500,000 proportionately to each note holder’s interest – with the additional limitation that no funds due the above referenced note holders pursuant to the original terms of said notes shall be shared with a note holder who has not amended their note to conform to the amended terms above.

From this date forward (and without releasing the above note holders interest in the specified orders in their original notes pursuant to the terms of the original notes except as specified above) the above note holders will share an undivided interest with other Class 2 Notes which Integral has or will issue in the aggregate amount of up to $ 1,500,000 in the specified orders as follows:

All sums received by Integral in payment for orders received by Integral after February 1, 2007 for flat panel display inspection equipment (excluding funds necessary to pay vendors for parts, materials, or contract services to build said inspection systems ordered [with the total of these excluded amounts limited to no more than 50% of the gross order amount]) and also excluding funds received by Integral for orders to modify or upgrade flat panel inspection equipment previously ordered from Integral and excluding sums received by Integral which Integral is obligated to pay as commissions to agents on said inspection system orders.

INTEGRAL VISION, INC.
10% Secured Working Capital Class 2 Note

Notes Number

March 5, 2007 Amendments (to be attached to original notes) continued

The above referenced note holders right to purchase securities, up to the face value of their notes and on the same terms and conditions as any new investors, in any subsequent financing offered by Integral Vision while their notes are outstanding or offered by Integral Vision within 30 days of the repayment of these notes are hereby deleted and replaced with the following provision:

The above referenced note holders shall have the right to purchase securities, up to the face value of their notes and on the same terms and conditions as any new investors, in any subsequent equity financing or other financing which would include any present or future rights to obtain securities of Integral offered by Integral while these notes are outstanding or offered by Integral within 30 days of the repayment of these notes. However, such note holders’ right to purchase such securities shall be suspended until the later of the following two events: 1) Integral amends their Articles to increase its authorized shares outstanding to 50 million shares at Integral’s next annual meeting of shareholders or 2) Integral amends their Articles to increase its authorized shares outstanding to accommodate said purchase of securities by the above referenced note holders (if 50 million authorized shares outstanding are not sufficient to allow the above referenced note holders and all other Class 2 note holders [which have similar rights] to exercise the rights described in this paragraph). The above note holders will then have until the later of the following two events to exercise such rights: 1) 30 days after such an amendment (or such amendments) to Integral’s Articles are effective or 2) until 30 days after the above notes are repaid. Integral agrees to use its best efforts to secure shareholders’ approval for an increase in their authorized shares outstanding to accommodate the above note holders’ right to purchase securities under this provision.

This amendment will only be effective if all other currently outstanding Class 2 Note Holders (as of March 5, 2007) amend their notes to the same terms that are in this amendment (except that Class 2 Note Holder holding Class 2 Note 57 in the face amount of $ 50,000 need not amend her note for this amendment to be effective) and if Maxco, Inc. purchases $ 250,000 of Class 2 Notes.

NOTEHOLDER	INTEGRAL VISION, INC.

________________________________	By _____________________________
Name: Charles J. Drake or Mark R. Doede
Title: Chairman of the Board President

EXHIBIT 4.4

INTEGRAL VISION, INC.10%
Secured Working Capital Class 2 Note

Note Number

May 18, 2007 Amendment (to be attached to original notes)

Original Note : dated	Payee: , in the amount of $

The above referenced currently shares an undivided interest in the specified order securing this note with other Class 2 notes which Integral Vision, Inc. (“Integral’) will issue (or has issued) in the aggregate amount of $1,500,000.00.

This amendment hereby modifies this term to as follows: The above referenced will share an undivided interest in the specified order securing this note with other Class 2 notes which Integral Vision, Inc. (“Integral’) will issue (or has issued) in the aggregate amount of $2,000,000.00.

This amendment will only be effective if all other currently outstanding Class 2 Note Holders (as of May 18, 2007) amend their notes ($ 1,424,000 of said Class 2 Notes are currently outstanding as of May 18, 2007) to the same terms that are in this amendment (except that Class 2 Note Holder holding Class 2 Note 57 in the face amount of $ 50,000.00 need not amend her note for this amendment to be effective).

NOTEHOLDER	INTEGRAL VISION, INC.

By _____________________________
By _____________________________	Name: Mark R. Doede
Title: President

Its _____________________________

EXHIBIT 4.5

CONSENT TO MODIFICATIONS

     This Consent to Modifications, dated August 13, 2007 is given and agreed to by the “Purchasers” under the Fourth Amended Note and Warrant Purchase Agreement by and among the Purchasers, Integral Vision, Inc., a Michigan corporation (the "Company"), and J. M. Warren Law Office P. C., as Agent.

Factual Statements

A.	The undersigned is a Purchaser, the Company, or the Agent under the Fourth Amended Note and Warrant Purchase Agreement (“Purchase Agreement”, dated effective as of the date of execution by such Purchaser, for the purchase of the Notes and Warrants of the Company.

B.	The Company desires to raise additional funds under the Purchase Agreement. Prospective investors have requested terms for their potential investments that require certain portions of the Purchase Agreement be modified. The parties to this Purchase Agreement wish to modify certain portions of the Purchase Agreement to accommodate said prospective investors, which shall be accomplished by attaching said changes to the Purchase Agreement in the form of an addendum to the Purchase Agreement.

C.	Under the current $5,500,000 limit of aggregrate Notes issuable pursuant to the Purchase Agreement, the Company can issue $2,619,568.50 of Notes. The Company is currently indebted to Purchasers of Class 2 Notes under the Purchase Agreement in the total amount of $2,124,000 and of Class 3 Notes under the Purchase Agreement in the total amount of $378,000. At the present time there are no Class 1 Notes outstanding under the Purchase Agreement.

Agreement

1.	Modifications. The undersigned agree to the modifications to the Purchase Agreement as follows:

Section 1(b): The sentence, “As used herein, "Notes" means either “Class 1 Notes,” “Class 2 Notes” or “Class 3 Notes” in a total aggregate amount outstanding at any time not to exceed $5,500,000,, however such $5,500,000 shall be decreased by the principal amount of any Class 1 Notes surrendered to exercise warrants, and any Class 3 Notes converted, to purchase the Company’s common stock.” shall be replaced in it entirety with the following, “As used herein, "Notes" means either “Class 1 Notes,” “Class 2 Notes” or “Class 3 Notes” in a total aggregate amount outstanding at any time not to exceed $3,000,000, however such $3,000,000 shall be decreased by the principal amount of any Class 1 Notes surrendered to exercise warrants, and any Class 3 Notes converted, to purchase the Company’s common stock subsequent to August 8, 2007.” Section 1. (k) (ii): There following shall be added to this section: “Class 2 Note holders may elect to receive accrued Class 2 warrants at the time said Class 2 Note holders amend their notes. In addition to electing to receive accrued Class 2 warrants at the time Class 2 Note holders amend their notes, Class 2 Note holders may also elect to receive accrued Class 2 warrants once each calendar quarter.”

Section 3: the definition of “Agent” should be deleted and replaced with the following: “"Agent" means J. M. Warren Law Office P. C., or any successor agent appointed pursuant to Section 21.7 hereof.”

Section 4.15. Stock Ownership. This section of the Purchase Agreement shall be replaced in its entirety with the following: The authorized capital stock of the Company consists of (i) 50,000,000 shares of Common Stock, without par value, of which 29,566,409 shares are outstanding, and (ii) 400,000 shares of Preferred Stock (though 7,000 shares of Preferred Stock are retired), without par value, none of which are outstanding. Such outstanding shares of Common Stock are duly authorized, validly issued and outstanding and fully paid and nonassessable. Except for the Warrants, the 1997 Warrants (which expired without being exercised), the warrants to purchase 3.5 million shares of the Company issued to the investors who purchased 7 million shares of the Company in April 2005, the Class 3 Notes and options to purchase shares of Common Stock granted to employees, directors or agents of the Company pursuant to the Company's stock option plans, there are no outstanding options, warrants, rights, convertible securities or other agreements or plans under which the Company may become obligated to issue, sell or transfer shares of its capital stock or other securities.

2.	Voluntary and Informed Execution. THE PARTIES ACKNOWLEDGE THAT THEY HAVE HAD AN OPPORTUNITY TO CONSULT WITH LEGAL COUNSEL WITH RESPECT TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND THAT THE MODIFICATIONS SET FORTH HEREIN WERE KNOWINGLY AND VOLUNTARILY MADE.

3.	Effective Date. This agreement shall be effective on the date that the Majority Noteholders (as defined in the Purchase Agreement), the Company’s Board of Directors and Agent, have accepted the terms and conditions herein and have signed this agreement.

Integral Vision, Inc.	J. M. Warren Law Offices P. C.

By: ______________________________	By:	______________________________
August 2007 -- Integral Vision, Inc. -- Modifications		J. Michael Warren
Charles J. Drake, Chairman

To be signed in counterparts.

Other signatures on the following page(s):

Please sign and fax just the signature page to:	Mark Doede, President

Fax: 2 4 8 . 6 6 8 . 9 3 8 4

August 2007 -- Integral Vision, Inc. -- Modifications

EXHIBIT 4.6

INTEGRAL VISION, INC.
10% Secured Working Capital Class 2 Note

Note Number

October 10, 2007 Amendment (to be attached to original notes)

Original Note : dated	Payee: , in the amount of $

     The above referenced note currently shares an undivided interest in the specified orders securing these notes with other Class 2 notes which Integral Vision, Inc. (“Integral’) will issue (or has issued) in the aggregate amount of $2,500,000.00.

     This amendment hereby modifies this term to as follows: The above referenced notes will share an undivided interest in the specified orders securing these notes with other Class 2 notes which Integral will issue (or has issued) in the aggregate amount of $3,122,000.00.

     From this date forward, the specified orders securing the above referenced notes shall be as follows:

      All sums received by Integral in payment for orders received by Integral after October 10, 2007 for flat panel display inspection equipment (excluding funds necessary to pay vendors for parts, materials, or contract services to build said inspection systems ordered [with the total of these excluded amounts limited to no more than 50% of the gross order amount]) and also excluding funds received by Integral for orders to modify or upgrade flat panel inspection equipment previously ordered from Integral and excluding sums received by Integral which Integral is obligated to pay as commissions to agents on said inspection system orders.

     The maturity date for the above referenced note is hereby extended from October 15, 2007 to December 14, 2007.

     This amendment will only be effective if all other currently outstanding Class 2 Note Holders amend their notes to the same terms that are in this amendment (as of October 9, 2007 there are $2,564,000 Class 2 Notes outstanding [principal amount]).

NOTEHOLDER	INTEGRAL VISION, INC.;

By _____________________________
By _____________________________	Name: Mark R. Doede
Title: President

Its _____________________________

EXHIBIT 4.7

CONSENT TO MODIFICATIONS

     This Consent to Modifications, dated October 10, 2007 is given and agreed to by the “Purchasers” under the Fourth Amended Note and Warrant Purchase Agreement by and among the Purchasers, Integral Vision, Inc., a Michigan corporation (the "Company"), and J.M. Warren Law Offices P.C., as Agent.

Factual Statements

A.	The undersigned is a Purchaser, the Company, or the Agent under the Fourth Amended Note and Warrant Purchase Agreement as previously modified November 10, 2006 and August 13, 2007 (the “Purchase Agreement”), dated effective as of the date of execution by such Purchaser, for the purchase of the Notes and Warrants of the Company.

B.	The Company is currently indebted to Purchasers of Class 2 Notes under the Purchase Agreement in the total principal amount of $2,564,000 (all of which are currently due October 15, 2007) and of Class 3 Notes under the Purchase Agreement in the total amount of $378,000 (all of which are due April 1, 2008). Under the current $3,000,000 limit of aggregate Notes issuable pursuant to the Purchase Agreement (as modified August 13, 2007), the Company can only issue $58,000 of new Notes. At the present time there are no Class 1 Notes outstanding under the Purchase Agreement.

C.	The Company desires to raise additional funds under the Purchase Agreement. Prospective investors have requested terms for their potential investments that require certain portions of the Purchase Agreement be modified. The parties to this Purchase Agreement wish to modify certain portions of the Purchase Agreement to accommodate said prospective investors, which shall be accomplished by attaching said changes to the Purchase Agreement in the form of an addendum to the Purchase Agreement.

Agreement

1.	Modifications. The undersigned agree to the modifications to the Purchase Agreement as follows:

Section 1(b): The aggregate amount of Notes allowable under the Purchase Agreement (as previously modified) shall be increased from the current limit of $3,000,000 to $3,500,000.

Section 3: The “Agent” designated in the August, 2007 Consent to Modifications is hereby corrected to read J.M. Warren Law Offices, P.C. (instead of “J. M. Warren Law Office P. C.”).

October, 2007 Consent to Modifications

Section 21.8. Conflict of Interest: The first sentence in said section shall be changed to read as follows:

Purchasers hereby acknowledge that Warren Cameron Asciutto & Blackmer, P.C. operating under its new name, J.M. Warren Law Offices, P.C., (the “Initial Agent”) serve as general counsel to the Company and that certain duties of the Initial Agent could present a conflict between the interest of the Company and the interests of the Purchasers.

Section 21.9. Successor Agent: The first sentence in said section shall be changed to read as follows:

The Agent may resign as Agent upon 10 days notice to the Purchasers.

2.	Voluntary and Informed Execution. THE PARTIES ACKNOWLEDGE THAT THEY HAVE HAD AN OPPORTUNITY TO CONSULT WITH LEGAL COUNSEL WITH

RESPECT TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND THAT THE MODIFICATIONS SET FORTH HEREIN WERE KNOWINGLY AND VOLUNTARILY MADE.

3.	Effective Date. This agreement shall be effective on the date that the Majority Noteholders (as defined in the Purchase Agreement), the Company’s Board of Directors, and Agent have accepted the terms and conditions herein and have signed this agreement.

Integral Vision, Inc.	J.M. Warren Law Offices, P.C.

By: ______________________________	By: ______________________________
Charles J. Drake, Chairman	J. Michael Warren

To be signed in counterparts.

Other signatures on the following page(s):

October, 2007 Consent to Modifications

Please sign and fax just the signature page to:	Mark Doede, President Fax: 2 4 8 . 6 6 8 . 9 3 8 4

October, 2007 Consent to Modifications

EXHIBIT 31.1

CERTIFICATION

I, Charles J. Drake, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB of Integral Vision, Inc.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

	a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

	c)	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

	a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 14, 2007

/s/ Charles J. Drake Charles J. Drake Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Mark R. Doede, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB of Integral Vision, Inc.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

	a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

	c)	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

	a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date November 14, 2007

/s/ Mark R. Doede Mark R. Doede Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. §1350, as adopted), the undersigned, Charles J. Drake, Chairman of the Board and Chief Executive Officer of Integral Vision, Inc. (the “Company”), hereby certifies that, to the best of his knowledge:

1.	The Company’s Quarterly Report on Form 10-QSB for the period ended September 30, 2007 (the “Quarterly Report”), to which this Certification is attached as Exhibit 32.1 fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Quarterly Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Quarterly Report and results of operations of the Company for the period covered by the Quarterly Report.

DATED: November 14, 2007

/s/ Charles J. Drake Charles J. Drake Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. §1350, as adopted), the undersigned, Charles J. Drake, Chairman of the Board and Chief Executive Officer of Integral Vision, Inc. (the “Company”), hereby certifies that, to the best of his knowledge:

1.	The Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2007 (the “Quarterly Report”), to which this Certification is attached as Exhibit 32.1 fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Quarterly Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Quarterly Report and results of operations of the Company for the period covered by the Quarterly Report.

/s/ Mark R. Doede Mark R. Doede President, Chief Operating Officer, and Chief Financial Officer